Table of Contents

As filed with the Securities and Exchange Commission on October 19, 2001

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)

PACKETEER, INC.

(Name of Subject Company (Issuer))

PACKETEER, INC.

(Name of Filing Person (Offeror))

Certain options to purchase common stock, par value $0.001 per share, having an exercise price per share of $4.00 or more
(Title of Class of Securities)

695210 10 4
(CUSIP Number of Class of Securities)
(Underlying common stock)

Craig W. Elliott
Chief Executive Officer
Packeteer, Inc.
10495 North De Anza Boulevard
Cupertino, California 95014
(408) 873-4400
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:
Kirk F. Maldonado, Esq.
Brobeck, Phleger & Harrison LLP
38 Technology Drive
Irvine, California 92618
(949) 790-6300

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
[ ]	third party tender offer subject to Rule 14d-1.
[X]	issuer tender offer subject to Rule 13e-4.
[ ]	going-private transaction subject to Rule 13e-3.
[ ]	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

TABLE OF CONTENTS

Item 12. Exhibits.
SIGNATURE

The filing of this Amendment No. 1 to the Schedule TO shall not be construed as an admission by Packeteer that this offer constitutes an issuer tender offer for purposes of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder.

Introductory Statement

     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on October 18, 2001, relating to our offer to exchange certain options to purchase shares of our common stock, par value $0.001, having an exercise price per share of $5.00 or more for new options to purchase shares of our common stock, upon the terms and subject to the conditions described in the offer to exchange, dated October 18, 2001, and the related letter of transmittal.

Item 12.  Exhibits.

     The paragraph under question number 2 of the Summary Term Sheet of the offer to exchange, dated October 18, 2001, attached to the Schedule TO as Exhibit (a)(1) thereto, is hereby amended in its entirety to read as follows:

     “We are offering to exchange all currently outstanding stock options with an exercise price per share of $5.00 or more that are held by current employees who are not executive officers for new options to be granted under our 1999 plan. If you elect to tender any of these eligible options, you must also tender all of your required options. Required options are all options granted to you after May 28, 2001. We will distribute to you a summary of the options that have been granted to you, including information relating to the exercise price of your existing options, shortly after commencement of this offer.”

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to the Schedule TO is true, complete and correct.

PACKETEER, INC.

/s/ Craig W. Elliot

Craig W. Elliott Chief Executive Officer
Date: October 19, 2001

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